                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                                (Rule 13d-101)
                               (Amendment No. 1)

          Information to be included in statements filed pursuant to
            Rule 13d-1(a) and amendments thereto filed pursuant to
                                 Rule 13d-2(a)

                            BCT INTERNATIONAL, INC.
          -----------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.04 per share
          -----------------------------------------------------------
                        (Title of Class of Securities)

                                  055-355-101
          -----------------------------------------------------------
                                (CUSIP Number)

                                Dennis J. Olle
                             Adorno & Zeder, P.A.
                     2601 South Bayshore Drive, Suite 1600
                             Miami, Florida 33133
                                (305) 858-5555
          -----------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 1, 2001
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
CUSIP No. 055-355-101                                           Page 2 of 7

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

      Phoenix Group of Florida, Inc., a Nevada corporation - 65-1117567
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      BK
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Nevada, U.S.A
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,704,312
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,704,312
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,704,312
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                                 [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      51.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 055-355-101                                           Page 3 of 7
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

      William A. Wilkerson
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      BK
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          392,675
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          392,675
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      392,675
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions) [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP No. 055-355-101                                                Page 4 of 7

Item 1.   Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the common stock (the "Common Stock"), par value $.04 per share of BCT International, Inc., a Delaware corporation (the "Issuer"). The beneficial ownership of Phoenix Group of Florida, Inc., a Nevada corporation, and William
A. Wilkerson in this Schedule 13D is based upon 5,237,506 shares of Common Stock issued and outstanding on June 30, 2001, excluding treasury shares held for the account of the Issuer. The principal executive offices of the Issuer are located at 3000 NE 30th Place, Fifth Floor, Fort Lauderdale, Florida 33306.

Item 2.   Identity Background

(a) This Schedule 13D is being filed on behalf of Phoenix Group of Florida, Inc., a Nevada corporation ("Phoenix") and William A. Wilkerson ("Wilkerson", and together with Phoenix, the "Reporting Persons").

(b) The business address of the Reporting Persons is 3000 N.E. 30th Place, Fifth Floor, Fort Lauderdale, Florida 33306.

(c) Phoenix is a Nevada corporation whose sole shareholder, director and officer is Wilkerson. The principal business of Phoenix is the investment in the shares of the Issuer and similar investment opportunities. Wilkerson is the Chairman of the Board of Directors, Chief Executive Officer and President of the Issuer. The Issuer is a holding company with one wholly-owned subsidiary, Business Cards Tomorrow, Inc., a Florida corporation ("BCT"). BCT operates a wholesale franchise printing chain.

(d) The Reporting Persons have not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Phoenix is a corporation organized and existing under the laws of the State of Nevada. Wilkerson is a citizen of the United States.


Item 3.   Source and Amount of Funds or other Consideration

Phoenix will use borrowed funds in connection with the private purchase transactions described below. Such borrowed funds have been obtained from Bank of America, N.A., on standard commercial terms.

CUSIP No. 055-355-101                                                Page 5 of 7

Item 4.   Purpose of Transaction

The Reporting Persons are considering various alternative courses of action with respect to the management and ongoing operations of the Issuer. Accordingly, Phoenix may engage in any number of activities, including without limitation:
(i) the acquisition of additional Common Stock of the Issuer; (ii) the acquisition of all or substantially all of the assets of the Issuer or all of the remaining outstanding Common Stock of the Issuer (whether by means of a merger or another form of transaction); (iii) meetings and discussions with Board of Directors of the Issuer (on which Wilkerson already serves) with the intent to influence the Issuer's business and affairs in this regard; and (iv) any other activities deemed by the Reporting Persons to be effective for the purpose of so influencing the business and affairs of the Issuer.

The Reporting Persons may acquire additional shares of Common Stock through privately negotiated and/or open market transactions, however, at this time the Reporting Persons do not have any binding obligation or commitment to acquire such additional shares of Common Stock.

Item 5.   Interest in Securities of the Issuer

On or about September 1, 2001, Phoenix entered into various oral agreements to privately purchase an aggregate of 288,858 shares of Common Stock from several shareholders of the Issuer for a purchase price of $0.90 per share.

As previously reported, Wilkerson acquired the right to purchase 623,782 shares of Common Stock pursuant to an Option Agreement dated May 21, 2001 (the "Option"). The Option was subsequently assigned to Phoenix and on September 1, 2001 Phoenix exercised the Option and purchased the subject shares at a purchase price of $1.75 per share.

(a) Phoenix is the beneficial owner of 2,704,312 shares of Common Stock, which represents 51.6% of the issued and outstanding shares of Common Stock.

          Wilkerson is the beneficial owner of 62,675 shares of the Common Stock, which represents 1.2% of the issued and outstanding shares of Common Stock. Wilkerson also has the option to acquire an additional 330,000 shares of the Common Stock pursuant to the Issuer's employee stock option plan. If this option is exercised, Wilkerson would be the beneficial owner of 392,675 shares of Common Stock, which would represent 7.1% of the issued and outstanding shares of Common Stock.

(b) Phoenix is the beneficial owner of 2,704,312 shares of Common Stock and has the sole voting and dispositive power with respect to all such shares of Common Stock. Wilkerson is the beneficial owner of 392,675 shares of Common Stock and has the sole voting and dispositive power with respect to all such shares of Common Stock.

CUSIP No. 055-355-101                                                Page 6 of 7

(c) Except with respect to the transactions previously reported or reported herein, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

In connection with the Common Stock transaction reported in Item 5, above, and the previously-reported private purchase of Common Stock by Phoenix from Steven
N. Bronson and Catalyst Financial, LLC, Phoenix borrowed monies from Bank of America, N.A. (as described above). As a condition of the loan to Phoenix, the Issuer (and its subsidiary) agreed to provide a corporate guaranty, including a pledge of substantially all of their assets. This corporate guaranty was provided on the following conditions: (i) the last year of Wilkerson's employment agreement with the Issuer was eliminated; (ii) Wilkerson and Phoenix, jointly and severally, agreed to grant the Issuer an option to repurchase all of the shares of Common Stock bought with the borrowed funds at the same price paid by Phoenix and pay certain of the Issuer's "out-of-pocket" expenses, unless (a) Wilkerson and/or Phoenix make an offer (which may be contingent upon the receipt of financing) on or before September 30, 2001, to purchase for cash all of the Issuer's shares which are held by shareholders other than Phoenix and its affiliates, and providing for a closing of that transaction on or before April 15, 2002 and (b) such transaction closes on terms deemed "fair" to the Issuer and its shareholders by a Special Committee of the Board of Directors; and (iii) Wilkerson and Phoenix, jointly and severally, agreed to immediately reimburse the Issuer (and its subsidiary) for all payments made pursuant to the corporate guaranty. The terms of these conditions are more fully described in Exhibit A to this Schedule.

Item 7.   Material to be Filed as Exhibits

     Exhibit A:  Agreement, dated August 9, 2001, among BCT International, Inc.,
                 Business Cards Tomorrow, Inc., Phoenix Group of Florida, Inc. and William A. Wilkerson.

CUSIP No. 055-355-101                                                Page 7 of 7

                                  SIGNATURES
                                  ----------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 Phoenix Group of Florida, Inc.



                                 By: /s/ William A. Wilkerson
Dated: September 6, 2001         Title:  William A. Wilkerson, President


                                 William A. Wilkerson, individually



Dated: September 6, 2001         By: /s/ William A. Wilkerson